SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED

2005 APR 19 A 9:09

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



05007343

04 April 2005

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finar
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Encl.

\\PLCCOV10\Team$\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2005\G - SEC - Director Shareholding - 4Apr05.doc

SEVERN TRENT
PRE-CLOSE PERIOD TRADING STATEMENT
4 April 2005

Severn Trent is issuing the following trading update ahead of the close period, prior to the announcement of its results for the year ended 31 March 2005.

The Board considers that overall the Group has delivered a satisfactory performance for the full year. Severn Trent Water has performed ahead of its expectations, whilst Laboratories is lower than expected. The Group has also absorbed the previously announced increased pension charges and the percentage changes noted below are after such pension charges.

In 2004/05 Severn Trent Water has outperformed its financial targets and has managed its opex and capex costs successfully. The AMP3 programme has been delivered. It was announced on 20 January 2005 that manpower levels will fall by up to 350 in the next 2-3 years. An exceptional charge of approximately £12m for redundancy costs is expected for the year ended 31 March 2005. Severn Trent Water has sustained its high level of performance in terms of customer service and drinking water and wastewater quality, and its water resources are well positioned for this time of year. It is now focused on achieving further efficiencies and delivering the obligations defined under the AMP4 price review announced by Ofwat on 2 December 2004.

Biffa's total PBITA is expected to be around 4-6% ahead of last year. The results include the benefits of a full year's contribution from the June 2003 Hales acquisition, stronger Landfill profits in the first half and continued progress in power generation. Collection continued to benefit from achieved synergies but volumes remained flat through the year.

Services' total PBITA is expected to be around 10-12% less than last year due largely to the weakening US $. Laboratories has experienced challenging market conditions in the USA, whilst Water Purification and Operating Services is continuing to perform well.

Other Businesses includes Systems, Property, Engineering consultancy and Insurance. PBITA is expected in aggregate to be marginally less than that reported last year with in particular a weaker performance by Systems and a stronger performance by Property.

The Group's results for the year ended 31 March 2005 will be announced on 7 June 2005.

ENQUIRIES MONDAY 4 APRIL 2005:

Mark Wilson Group Finance Director	Severn Trent	0207 233 3914
Julian Wais Head of Investor Relations	Severn Trent	0207 233 3914

Peter Gavan Director of Corporate Affairs	Severn Trent	07901 517 447
Eilis Murphy	Brunswick Group	0207 404 5959

AFTER 4 APRIL 2005:

Mark Wilson : 0121 722 4267
Julian Wais : 07899 066 242
Peter Gavan : 0121 722 4310

Footnotes:

1 PBITA is profit before interest, tax and goodwill amortisation and excluding exceptional items.

2 Severn Trent's Interim Results announcement on 29 November 2004 detailed a significant additional pension charge for 2004/05 estimated at around £32m. This additional pension charge results from the normal triennial valuations of the Severn Trent Water Pension Scheme and the Severn Trent Senior Staff Pension Scheme and the analogous assessment of the Group's unfunded pension liabilities for senior staff. The expected changes in PBITA stated in this Trading Statement include the impact of this additional pension charge.

3 There will be a presentation on Biffa Waste Services, led by Martin Bettington, Managing Director of Biffa, on Tuesday 26 April 2005. The presentation, together with the presentation slides, will be available as a simultaneous webcast on the Severn Trent website (www.severntrent.com) and will remain on the website for subsequent viewing.

4 Interim and Preliminary Results for the year 2005/06 will be reported under International Financial Reporting Standards. There will be a presentation to communicate the implications of this change in September 2005, prior to the 2005/06 Interim Results announcement.

5 This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking

statements. These factors include, but are not limited to, changes in the economies and markets in which the Group operates; changes in the regulatory and competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).